# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Asana, Inc., CIK 0001477720
CUSIP: 04342Y104
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 633 Folsom Street, Suite 100, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-041461
Filed by CIK 0001823099

## Reporting persons
- Justin Rosenstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,322,002; shared voting power 0; sole dispositive power 6,322,002; shared dispositive power 0; aggregate amount beneficially owned 6,322,002 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Asana, Inc.
Address of issuer's principal executive offices: 633 Folsom Street, Suite 100, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing: Justin Rosenstein
Address of principal business office or, if none, residence: c/o Asana, Inc., 633 Folsom Street, Suite 100, San Francisco, CA 94107
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the cover page to this Schedule 13G/A sets forth the aggregate number of securities of the Issuer beneficially owned by Mr. Rosenstein and is incorporated by reference.

Mr. Rosenstein's beneficial ownership of the Issuer's securities consists of (i) 3,197,309 shares of Class A Common Stock held of record by Mr. Rosenstein, (ii) 575,984 shares of Class A Common Stock issuable to Mr. Rosenstein upon the exercise of stock options that are exercisable within 60 days of December 31, 2025, (iii) 826,532 shares of Class B Common Stock held of record by Mr. Rosenstein, (iv) 722,458 shares of Class B Common Stock held of record by the Justin Rosenstein 2024 Grantor Retained Annuity Trust, of which Mr. Rosenstein serves as trustee, (v) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, of which Mr. Rosenstein is the trustee, and (vi) 539,719 shares of Class B Common Stock held of record by the Justin Rosenstein Non-Exempt Trust, of which Mr. Rosenstein is the trustee.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
Percent of class: Mr. Rosenstein beneficially owns 3.8% of the Issuer's Class A Common Stock, which percentage is based upon 163,334,341 shares of Class A Common Stock issued and outstanding as of March 31, 2026, as reported by the Issuer to Mr. Rosenstein, and adjusted to give effect to Mr. Rosenstein's stock options exercisable within 60 days of March 31, 2026, and assumes the conversion of the Class B Common Stock beneficially owned by Mr. Rosenstein into Class A Common Stock.
Sole power to vote or to direct the vote: Row 5 of the cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by Mr. Rosenstein and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by Mr. Rosenstein and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by Mr. Rosenstein and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by Mr. Rosenstein and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Justin Rosenstein: /s/ Justin Rosenstein, Justin Rosenstein/Individual (05/15/2026)